UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69593

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___1/1/2023___ AND ENDING ___12/31/2023___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ATREYU TRADING

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

83 MORSE ST, MODULE 4
_____
                        (No. and Street)

NORWOOD   MA   02062
_____   _____   _____
   (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Brant   402-215-1352   david.brant@acaglobal.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
_____
          (Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Suite 270   Walnut Creek   CA   94598
_____   _____   _____   _____
             (Address)   (City)   (State)   (Zip Code)

03/04/2009   3381
_____   _____
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**







OATH OR AFFIRMATION

I, Lawrence Martel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Atreyu Group, LLC, as of __________, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BROOKE PARADIS
Notary Public
Massachusetts
My Commission Expires
Jun 21, 2024

Signature:

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ATREYU GROUP, LLC

**FINANCIAL STATEMENT
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

DECEMBER 31, 2023

ATREYU GROUP, LLC

CONTENTS



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Atreyu Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Atreyu Group, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Atreyu Group, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Atreyu Group, LLC's management. Our responsibility is to express an opinion on Atreyu Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Atreyu Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Atreyu Group, LLC's auditor since 2023.
Walnut Creek, California
April 1, 2024

Note 1 - Organization

Atreyu Group LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in December 2014, under the laws of the State of Delaware, and was approved by FINRA on April 7, 2016. The Company is approved to retail corporate equity securities over the counter, and non-exchange member arranging for transactions in listed securities by exchange member. The Company introduces customer accounts to a clearing firm on a fully-disclosed basis. The Company is wholly owned by Atreyu Group Holdings Corporation (the "Parent").

For the year ended December 31, 2023, the Company incurred a net loss. The Company depends on the technology platform development, successful fundraising, and capital contributions of the Member. Management believes that the Member has a strong history of successful capital raising and currently has a strong cash position. As necessary, the Parent has the intent and ability to fund the Company over the next 12 months. In addition, the Company believes its change of clearing organizations will lower costs and result in increased trading revenue.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company records revenue under the provisions of ASC 606 Revenue from Contracts with Customers. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transactions price (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. See Note 4 for additional information.

The Company considers all commission fees receivable at December 31, 2023 to be collectable and no allowance for doubtful accounts is deemed necessary at December 31, 2023. Certain fees receivable can be settled in cash or securities.

Note 2 - Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2023, there were no cash equivalents.

Accounts Receivable

Accounts receivable represent amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement agreements with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposure in accordance with FASB ASC 326-20. Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss on the Statement of Income. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2023.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. No assets or liabilities are required to be carried at fair value as of December 31, 2023. The Company has no financial instruments required to be reported at fair value on a recurring basis.

Other Assets

Other assets are comprised of prepaid expenses and deposits generated in the normal course of business.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company consolidates its taxable income with its Parent, which files a corporate return for federal, state and city purposes. As a result, no federal or New York State income taxes are provided for, as they are the responsibility of the individual members.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions taken or expected to be taken in a tax return. At December 31, 2023, there were no significant income tax uncertainties that are expected to have a material impact on the Company's 2023 financial statements. No interest nor penalties were incurred for the period from January 1, 2023 to December 31, 2023.

The Company's Parent files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2021. For the Parent, the years 2021 to 2023 remain subject to examination by taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2023, the Company had net capital of $200,220 which exceeded its requirement of $31,465 by $168,755. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2023, this ratio was 2.36 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii) of the Rule.

Note 4 - Deposit Receivable from Clearing Broker

The Company has an agreement with a broker/dealer (RQD Clearing) whereby the Company's customers' securities transactions are cleared by the Clearing Broker/dealer on behalf of the Company.   The initial term of this agreement is 24 months, and it renews for one year, unless written notification is provided at least 90 calendar days prior to the renewal date.   Should the Company elect to terminate the agreement before the appropriate time; the Company will be subject to a termination fee up to $50,000.   The Company also has an agreement with a broker/dealer (AXOS Clearing) and that agreement was terminated on February 18, 2024. The deposit receivable from RQD was $250,000 and the deposit receivable from AXOS was $250,000 as of December 31, 2023.   The $250,000 deposit was collected from AXOS in February of 2024.

Note 5 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.   Management believes the risk related to this concentration is minimal.

One customer accounted for 100% of the Accounts Receivable at December 31, 2023 was from one customer.

Note 6 – Related Party

Under an expense sharing agreement with the Parent a company under common control, the Parent provides administrative services to the Company. The Company pays its proportional share of compensation and other overhead costs the Parent incurred in providing administrative services. The Company does not employ any personnel and the Parent incurs substantially all the expenses on behalf of the Company.

At December 31, 2023, the Company owed the Parent $208,578 for these expenses.

The Company's financial condition could differ significantly from those that would have been obtained if the entities were autonomous.

Note 7 – <u>Contingencies</u>

The Company is involved with certain claims and disputes. It is the opinion of management, based on consultation with legal counsel, that liabilities, if any, arising from such claims, disputes, or examinations would not have a material effect on the Company's financial position. Due to uncertainties, it is reasonably possible that management's estimate of the outcome may change.

Note 8 – <u>Subsequent Events</u>

Subsequent events were evaluated through the date of the Report of Independent Registered Public Accounting Firm, the date, the financial statements were available to be issued. The Company terminated its clearing agreement with AXOS and collected the $250,000 deposit on February 18, 2024. No other subsequent events have been identified which require disclosure or recognition.